Exhibit 99.1

Press Release Regulated Information 19 November 2015 7:00 am CET

Celyad announces

third quarter 2015 business update

Key clinical milestones achieved - Strong cash position

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell therapies, with clinical programs in cardiovascular disease and immuno-oncology, today provided an update on key clinical and operational initiatives for the three-month period ended 30 September 2015.

HIGHLIGHTS OF THE 3RD QUARTER

•	Completion of dosing of the final C-Cure® patient in CHART-1 Phase III trial.

•	New commercial license agreement for C-Cure® in Greater China.

•	Reinforcement of the corporate management of the Group with the appointment of Dr. Debasish Roychowdhury as independent Director and Dr. Frédéric Lehmann as Vice- President Immuno-Oncology.

•	Cash position of €114.6 million as of 30 September 2015.

Dr. Christian Homsy, CEO of Celyad, said: “I am pleased to report that we have successfully met our operational milestones in both CHART-1 and our NKG2D trial. We are now in the final phase of our Phase III European clinical trial CHART-1 with data expected to be published in mid-2016. This achievement confirms our leadership in the field of regenerative therapies for the treatment of heart failure. We have also reported the first human safety data on our NKG2D CAR T-Cell therapy. These combined milestones give us further confidence in our ability to achieve our clinical development objectives for our novel pipeline.

“The fundamental position of the Company remains solid, with significant clinical achievements and a cash position which provides us with a strong cash base to propel our current development programs over the two coming years.”

OPERATIONAL AND FINANCIAL REVIEW

At the end of July, Celyad announced the dosing of the 240th and last patient in CHART-1. This key operational milestone triggers the 9-month follow-up period which will end on 30 April 2016. The Company therefore confirms its previous projections on CHART-1 read-out for mid-2016.

In September, the Company provided the US Food and Drug Administration (FDA) with the safety data of C-Cathez® (its proprietary intra-myocardial injection catheter) that were collected from the patients treated during CHART-1 trial. In November, the briefing package was presented to the FDA in the context of a formal meeting. The conclusions of the FDA on the use of C-Cathez® in combination with C-Cure® in a US clinical trial is expected before year end, which should trigger the initiation of the CHART-2 trial in the US.

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Press Release Regulated Information 19 November 2015 7:00 am CET

In August, Celyad entered into a new collaboration and distribution agreement with its Hong-Kong based financial partner, Medisun International Limited (“Medisun”). Under the terms of the new license agreement, Celyad will conduct all clinical development and undertake any regulatory steps necessary for market approval in China, Hong-Kong, Taiwan and Macau (collectively “Greater China”). These activities will be funded by Medisun with a minimum investment of €20 million. Celyad expects initial clinical development activities to be initiated in Hong-Kong, together with CHART-2, with the potential addition of clinical sites in the CHART-2 trial.

In exchange for the license, and in addition to the benefit of the funding provided by Medisun to support clinical development, Celyad will receive royalties and a profit share. The royalty rates ranging from 10% to 30% are calculated on total revenues of C-Cure® and profit sharing ranging from 20 to 25% is calculated on total revenues less royalties.

This agreement will last for an initial period of fifteen years, subject to earlier termination as specified in the agreement.

In September, Celyad appointed Dr. Frédéric Lehmann as Vice-President Immuno-Oncology and Dr. Debasish Roychowdhury as Independent Director. These two new high profile additions will significantly strengthen the Executive Management team and the Board by adding core expertise in the oncology and business development fields.

The Company ended the quarter with €114.6 million in cash. Management confirms its expectation that the treasury as of end of September 2015 is sufficient to finance the operations of the group until end of 2017.

EVENTS SUBSEQUENT TO QUARTER-END

In October, Celyad announced the issuance of United States Patent No. 9,181,527 relating to allogeneic human primary T-Cells that are engineered to be T-Cell Receptor (TCR)-deficient and express a Chimeric Antigen Receptor (CAR). This patent significantly strengthens Celyad’s patent portfolio and leadership in the CAR T-Cell field as the granted product claims are broad and generic and not limited to specific CARs or specific methods of generating allogeneic CAR T-Cells, such as genome editing or genetic engineering. The patented products are applicable for use in treating various human disease conditions such as cancer, chronic infectious diseases and autoimmunity.

Later in November, Celyad announced the completion of the 30-day safety follow-up of the first cohort of the Phase I clinical trial evaluating the safety and feasibility of NKG2D CAR T-Cell therapy, in cancer patients suffering from acute myeloid leukemia (AML) or multiple myeloma (MM).

This Phase I trial aims to assess the infusion of four escalating doses of NKG2D CAR T-Cells in four consecutive patients cohorts of three patients each. Following infusion of the first dose of NKG2D CAR T-cells to the three patients of the first cohort (2 AML and 1 MM), no treatment related safety issues were reported with the treatment over the follow-up period of 30 days. This positive first human data with NKG2D CAR-T Cells triggered the recruitment of the first patient of the second cohort.

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Press Release Regulated Information 19 November 2015 7:00 am CET

Also in November, Celyad initiated the certification procedure by the European Medicines Agency (EMA) of the non-clinical data of its lead product candidate, C-Cure®. The certification procedure involves the scientific evaluation by the European Medicines Agency’s Committee for Advanced Therapies (CAT) of non-clinical data generated for C-Cure®. It aims to prepare the submission of a marketing-authorization application.

***END***

For more information, please contact:

For Europe : Consilium Strategic Communications

Amber Fennell, Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For the U.S. : The Ruth Group

Lee Roth (Investors), and Kirsten Thomas (Media) - T: +1 646 536 7012 / 7014 - celyad@theruthgroup.com

For France : NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.fr

For Belgium : Comfi

Gunther De Backer: t.: +32 (0)2 290 90 90 – gunther@comfi.be

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO : T : +32 (0)10 39 41 00 investors@celyad.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on Twitter @CelyadSA

About CAR-NKG2D

Celyad’s lead immuno-oncology product candidate, CAR-NKG2D, is a chimeric antigen receptor (CAR) T-Cell autologous therapy to treat cancer. The CAR technology developed by Celyad uses human natural killer cell (NK cell) receptor which, unlike traditional CAR technologies such as those targeting the CD19 antigen, has the potential to target ligands present on a broad range of solid tumors and blood cancers.

The research underlying this technology was originally conducted by Dartmouth College Professor Charles Sentman, and has been published in numerous peer-reviewed publications such as Journal of Immunology in 2009, Cancer Research in 2006, and Blood in 2005. CAR-NKG2D has an active Investigational New Drug (IND) application with the FDA for a Phase I clinical trial in certain hematologic cancers.

CAR-NKG2D entered a Phase I clinical trial in April 2015. The full data readout from the Phase I dose escalation trial is expected in mid-2016. The trial is designed to assess the safety and feasibility of NKG2D CAR T-cell in certain acute myeloid leukemia and multiple myeloma patients as primary endpoints, with secondary endpoints including clinical efficacy.

About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapy with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrollment of a Phase III trial in Europe and Israel. In addition, the Company is developing a novel portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKG2D CAR T-cell, entered a Phase I clinical trial in April 2015.

Celyad’s ordinary shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and Celyad’s American Depositary Shares are listed on the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com

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Press Release Regulated Information 19 November 2015 7:00 am CET

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKG2D CAR T-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular it should be noted that the 30-day safety data described in the release are preliminary in nature and the Phase 1 trial is not completed. There is limited data concerning safety and feasibility of NKG2D CAR T-cell therapy. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKG2D CAR T-cell therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKG2D CAR T-cell; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, C-Cathez TM, OnCyte, Celyad, Cardio3 BioSciences and the Cardio3 BioSciences, Celyad, C-CathezTM, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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